FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record N° 1139

Santiago, May 27, 2020

Ger. Gen. N° 009 / 2020

Mr. Joaquín Cortés H.

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10 under Chilean Securities Market Law N° 18,045, and as established under Chilean General Norm N°30 of the Financial Market Commission (“CMF” in Spanish), and as duly authorized on behalf of Enel Chile S.A. (“Enel Chile” or the “Company”), I hereby inform you as significant event that on its meeting held today, the Board of the Company approved, subject to the corresponding corporate authorizations of its subsidiary Enel Generación Chile S.A. ("Enel Generación") and the required authorizations from the National Energy Commission ("CNE"), the early disconnection of Bocamina I and Bocamina II coal-fired power plants, both located in the district of Coronel, with a gross installed capacity of 128 MW and 350 MW, respectively (hereinafter “Bocamina I” and “Bocamina II” respectively).

If the aforementioned authorizations from the CNE are obtained, the subsidiary Enel Generación will permanently withdraw and disconnect these two power plants from the National Electric System, establishing as deadlines for these milestones, December 31, 2020 for Bocamina I and May 31, 2022 for Bocamina II. All the abovementioned is subject to the authorization provided for in the General Law of Electrical Services, and to the applicable procedure for the power plants disconnection that is included in the Decarbonization Agreement between the Ministry of Energy and Enel Generación Chile S.A. subscribed on June 4, 2019.

As a sign of the Company's commitment to tackle climate change, in the event that the subsidiary Enel Generación determines so, Enel Chile would anticipate the date of disconnection and withdrawal of Bocamina I and II, initially planned for no later than December 31, 2023 and December 31, 2040, respectively, according to the significant event issued by the Company on June 04, 2019. Regarding the Bocamina I power plant, no significant effects in 2020 results are generated, considering that during 2019 an impairment loss was recorded regarding this power plant, which reduced its book value to its recoverable value.

The early closure of Bocamina I and Bocamina II implies that the subsidiary Enel Generación should record an impairment loss related to the Bocamina II power plant, which will affect the 2020 net income of this subsidiary for an approximate amount of Ch$ 502,000 million (approximately USD 626 million). Consequently, Enel Chile should record a net loss of approximately Ch$ 470,000 million (approximately USD 586 million).

Sincerely,

Paolo Pallotti

Chief Executive Officer

Enel Chile S.A.

c.c.:    Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Banco Santander –Representantes Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgos (Risk Rating Commission)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
--------------------------------------------------

Title: Chief Executive Officer

Date: May 27, 2020